Shielding the world’s infrastructure	17988 Edison Avenue Chesterfield, MO 63005 www.aegion.com

May 17, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention:  Terence O’Brien, Accounting Branch Chief

RE:	Aegion Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed April 26, 2013
Form 8-K Filed March 1, 2013
File No. 1-35328

Dear Mr. O’Brien:

We refer to your letter dated May 7, 2013, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings of Aegion Corporation (the “Company”).  As discussed with Lisa Etheredge this morning, the Company intends to respond to the Staff’s comments on or before May 24, 2013.  If you have any questions, pleases do not hesitate to call the undersigned at (636) 530-8033.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin
Senior Vice President and Chief Financial Officer